

NEW GOLD ANNOUNCES SENIOR MANAGEMENT CHANGES

December 19, 2016 – New Gold Inc. ("New Gold") (TSX:NGD) (NYSE MKT:NGD) is pleased to announce that Hannes Portmann has been named President of New Gold. Randall Oliphant will continue in his role of Executive Chairman and Brian Penny will continue as Executive Vice President and Chief Financial Officer. David Schummer, Executive Vice President and Chief Operating Officer, is leaving New Gold and Raymond Threlkeld, currently a member of the company's Board of Directors, will become Interim Chief Operating Officer.

Mr. Portmann was originally with Western Goldfields Inc. ("Western Goldfields") from 2008 until its 2009 merger with New Gold. After the merger, Mr. Portmann's primary focus was leading New Gold's corporate development team. Over the last several years he has taken on progressively more responsibility in other facets of the business, including investor relations, human resources and exploration, culminating in his role as Executive Vice President, Business Development of the company. He has played a key role in the transactions that have resulted in New Gold having a strong portfolio of assets that combines free cash flow generating mines and significant growth projects. Mr. Portmann has a Bachelor of Science in mining engineering from Queen's University and is a Chartered Professional Accountant.

"On behalf of our Board of Directors and the entire New Gold team, I congratulate Hannes on this well-deserved recognition," stated Randall Oliphant, Executive Chairman. "Having worked in many roles with New Gold and predecessor companies since 2008, Hannes has a deep understanding of the value drivers of both our company and the industry. I look forward to working closely with Hannes, Brian, Ray and the rest of our team to deliver on our commitment of generating long-term shareholder value."

"On behalf of New Gold, I would also like to thank Dave for his contributions since joining the company in September 2014. We all wish him great success in his future endeavours," added Mr. Oliphant.

As Interim Chief Operating Officer, Mr. Threlkeld's primary responsibility will be to lead the project development team through the continued construction of the company's Rainy River project, which is currently over 65% complete and on schedule to begin production in mid-2017. Mr. Threlkeld has extensive history with both the company and the Rainy River project. He was President and Chief Executive Officer of Western Goldfields from 2006 through its 2009 merger with New Gold. Thereafter, Mr. Threlkeld was President and Chief Executive Officer of Rainy River Resources Ltd. through 2013 when it was acquired by New Gold. Mr. Threlkeld adds a tremendous breadth and depth of experience to the team which is underpinned by his strong track record of successful project development and value creation. New Gold will commence a comprehensive search process to recruit a permanent Chief Operating Officer.

Cory Atiyeh, Vice President, Operations, will continue in his current role and report to Mr. Threlkeld. Mr. Atiyeh will continue to be responsible for the company's operating mines, which remain on track to meet 2016 production guidance at costs that are within, or potentially below, the guidance ranges. Mr. Atiyeh has been with New Gold since the company's 2009 merger with Western Goldfields. He and Mr. Threlkeld previously worked together at Western Goldfields where Mr. Threlkeld hired Mr. Atiyeh as General Manager of the Mesquite mine. Mr. Atiyeh was General Manager of the mine from 2006 until early 2016 when he was promoted to his current role.

New Gold looks forward to providing a summary of the company's 2016 operating results and 2017 guidance, as well as a Rainy River project update, in the second half of January 2017.

ABOUT NEW GOLD INC.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and two significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico, provide the company with its current production base. In addition, New Gold owns 100% of the Rainy River and Blackwater projects, both in Canada, as well as a 4% gold stream on the El Morro project located in Chile. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: production and cost guidance and expected production and costs for 2016; and the expected commencement of production at the Rainy River project.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's annual and quarterly management's discussion and analysis ("MD&A"), its Annual Information Form and its Technical Reports filed at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations; (2) political and legal developments in jurisdictions where New Gold operates being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar, Australian dollar and U.S. dollar being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with Indigenous groups in respect of the Rainy River project being consistent with New Gold's current expectations; and (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada and the United States; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for the Rainy River project; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of reserves and resources; loss of key employees; rising costs of labour, supplies, fuel and equipment; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

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For further information, please contact:

Hannes Portmann
President
Direct: +1 (416) 324-6014
Email: info@newgold.com